ConsultAmerica, Inc.
                               13070 Addison Road
                             Roswell, Georgia 30075
                                  404-915-0570



January 7, 2005



Via Facsimile

United State Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Company: ConsultAmerica, Inc.
         Form:             SB-2/A2 Registration Statement
         File No.:         333-120253
         ----------------------------

Dear Sirs and/or Madame:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to Tuesday, January 11, 2005 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

   o Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve ConsultAmerica, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   o ConsultAmerica, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Edward Sundberg
------------------
Edward Sundberg
President